ITEM 77Q(a)(i)
MATERIAL AMENDMENTS TO THE REGISTRANT'S CHARTER OR BY-LAWS

The Regular Meeting of the Board of Trustees (the "Trustees") of Trust for Short-Term U.S. Government Securities (the "Trust") was held
November 18 - 20, 1997.

During this meeting, Amendment No. 6 to the By-Laws was adopted by the Trustees. This amendment, effective November 18, 1997, deleted Article III, Section 7 and replaced it with the following:

"Action by Consent of the Board of Trustees, Executive Committee or Other Committee. Subject to Article V, Section 2 of these By-Laws, any action required or permitted to be taken at any meeting of the Trustees, Executive Committee or any other duly appointed Committee may be taken without a meeting if consents in writing setting forth such action are signed by all members of the Board or such committee and such consents are filed with the records of the Trust. In the event of the death, removal, resignation or incapacity of any Board or committee member prior to that Trustee signing such consent, the remaining Board or committee members may re-constitute themselves as the entire Board or committee until such time as the vacancy is filled in order to fulfill the requirement that such consents be signed by all members of the Board or committee."